     Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

Media
Janis Smith	Larry Haeg
415-396-7711	612-667-5266

Investors
Jim Rowe	Bob Strickland
415-396-8216	415-396-0523

FEDERAL RESERVE BOARD APPROVES WELLS FARGO’S
APPLICATION TO MERGE WITH WACHOVIA CORPORATION

Merger on schedule for completion by end of 4th quarter 2008

SAN FRANCISCO, October 12, 2008 – Wells Fargo & Company (NYSE: WFC) said today that the Board of Governors of the Federal Reserve has approved its application to merge with Wachovia Corporation (NYSE: WB) including all its subsidiaries, and the share exchange agreement previously entered into between Wachovia and Wells Fargo.

The approval is an important step forward in the transaction, which still requires the approval of Wachovia shareholders. The merger is on schedule to be completed by the end of this year.

Wells Fargo & Company is a diversified financial services company with $609 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only bank in the U.S., and one of only two banks

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worldwide, to have the highest possible credit rating from both Moody’s Investors Service, “Aaa,” and Standard & Poor’s Ratings Services, “AAA.”

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements about Wells Fargo and Wachovia and the proposed transaction between the companies. There are several factors – many beyond Wells Fargo’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of Wachovia shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

For a discussion of factors that may cause actual results to differ from expectations, refer to each company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and Annual Report on Form 10-K for the year ended December 31, 2007, including information incorporated into each company’s 10-K from their respective 2007 annual reports, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-0087.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782

Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain a free copy of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia Corporation shareholders.

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